Exhibit 99.1

28 February 2022

H A L F - Y E A R   F I N A N C I A L   R E P O R T   3 1   D E C E M B E R   2 0 2 1

In accordance with Listing Rule 4.2A, we enclose the Half-Year Financial Report (reviewed) on the consolidated results of Opthea Limited (‘Opthea’ or ‘Group’) for the half-year ended 31 December 2021. The previous corresponding periods are the financial year ended 30 June 2021 and the half-year ended 31 December 2020.

Information in relation to the operational performance, financial performance, cash flows and financial position is included in the attached Appendix 4D Half-Year Financial Report.

This Half-Year Financial Report should be read in conjunction with the Company’s Annual Report for the year ended 30 June 2021.

/s/ Karen Adams
Karen Adams
Company Secretary

Level 4, 650 Chapel Street, South Yarra, Victoria 3141 Australia T +61 (3) 9826 0399

www.opthea.com ABN 32 006 340 567

Appendix 4 D

Half-Year Financial Report

O P T H E A   L I M I T E D

A B N   3 2   0 0 6   3 4 0   5 6 7

REPORTING PERIOD: HALF-YEAR ENDED 31 DECEMBER 2021

PREVIOUS CORRESPONDING PERIOD: HALF-YEAR ENDED 31 DECEMBER 2020

I N D E X

1. Results for announcement to the markets	next page

2 Financial report:

• Director’s Report	page 1 of the financial report

• Auditor’s Independence Declaration	page 5 of the financial report

• Financial Statements	pages 6-19 of the financial report

• Forward-Looking Statements	page 20 of the financial report

• Directors’ Declaration	page 21 of the financial report

• Independent Auditor’s Review Report	page 22 of the financial report

This half-year report is to be read in conjunction with the Company’s 2021 Annual Report.

Note: The financial figures provided are in United States dollars.

ii    /    Opthea Limited

R E S U L T S   F O R   A N N O U N C E M E N T   T O   T H E   M A R K E T

The consolidated results of Opthea Limited for the six months ended 31 December 2021 are as follows:

Revenues and results from ordinary activities

		Changes compared to:
		31 December 2020%		31 December 2021 $
Revenues from ordinary activities	Decreased	54%	to	91,218
Loss from ordinary activities before tax	Loss has increased	44%	to	(40,629,360)
Loss from ordinary activities after tax attributable to members	Loss has increased	47%	to	(37,712,759)

An explanation of the figures reported above are contained in the Directors’ Report under the heading ‘Financial performance’.

S H A R E H O L D E R   D I S T R I B U T I O N S

No dividends have been paid or declared by the entity since the beginning of the current reporting period.

	Consolidated
NTA backing	31 December 2021	30 June 2021
Net tangible asset backing per ordinary security	$0.43	$0.58

S T A T U S   O F   R E V I E W   O F   A C C O U N T S

The financial report for the half-year ended 31 December 2021 has been reviewed. The auditor’s review report is included at page 22 of the financial report.

2022 Appendix 4D    /    iii

OPTHEA
2022 Half-Year Report
Focused on what matters most

Contents
1 DIRECTORS’ REPORT
5 AUDITOR’S INDEPENDENCE DECLARATION
6 CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE HALF-YEAR ENDED 31 DECEMBER 2021
7 CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2021
8 CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE HALF-YEAR ENDED 31 DECEMBER 2021
9 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE HALF-YEAR ENDED 31 DECEMBER 2021
10 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2021
20 FORWARD-LOOKING STATEMENTS
21 DIRECTORS’ DECLARATION
22 INDEPENDENT AUDITOR’S REVIEW REPORT
IBC CORPORATE INFORMATION

D I R E C T O R S ’   R E P O R T

The directors of Opthea Limited submit herewith the financial report of Opthea Limited and its subsidiaries (Opthea, the Company and the Group) for the half-year ended 31 December 2021. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

D I R E C T O R S

The names of the Company’s Directors in office during the half-year and until the date of this report are:

Jeremy Levin	Chairman, Non-Executive Director

Megan Baldwin	Chief Executive Officer and Managing Director

Michael Sistenich	Non-Executive Director

Lawrence Gozlan	Non-Executive Director

Dan Spiegelman	Non-Executive Director

Julia Haller	Non-Executive Director (appointed on 1 June 2021)

Judith Robertson	Non-Executive Director
(appointed on 1 June 2021, resigned 1 January 2022)

O P E R A T I N G   &   F I N A N C I A L   R E V I E W

Financial performance

For the half-year ended 31 December 2021, the Company’s net loss before tax attributable to members is $40,629,360 (31 December 2020: $28,277,254). The increased loss compared to the prior period is mainly due to the increase in research and development (R&D) spending, which can be attributed to the manufacturing of OPT-302 and ramp up of the Phase 3 clinical trials of OPT-302 in wet AMD.

Set out below are other factors affecting financial performance:

•	The total R&D expense was $31,819,649 (31 December 2020: $13,778,940).

•	The net income tax benefit for the half year is $2,916,601 (31 December 2020: $2,546,983).

•	Basic earnings per share were a loss of 10.74 cents (31 December 2020: loss of 9.08 cents).

Financial position

Points to note on the Company’s financial position are:

•	The cash position as at 31 December 2021 was $88,273,668 (30 June 2021: $118,193,177).

•

The 2021 Research and Development (R&D) tax incentive claim of A$6,624,507 was received from the Australian Tax Office during December 2021. A benefit of $2,916,601 (31 December 2020: $2,546,983) has been recognized in relation to the R&D tax incentive in the current period and included in current tax assets.

•	As at 31 December 2021, the Net Tangible Asset backing per share was 43 cents (30 June 2021: 58 cents).

O P T H E A :   C O R P O R A T E   O V E R V I E W

Opthea Limited (ASX: OPT; NASDAQ: OPT) is a biopharmaceutical company developing a novel therapy, OPT-302, to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including neovascular age-related macular degeneration (wet AMD).

Opthea’s mission is to expeditiously develop therapies to improve vision outcomes for patients, leading to better quality of life.

Opthea: Working to address the unmet need in wet AMD

Wet AMD is a progressive, chronic disease of the central retina and the leading cause of visual impairment in the elderly. Progressive vision loss associated with wet AMD contributes to significant healthcare and economic costs globally and greatly impacts ability to perform routine daily activities such as driving and reading.

The hallmark of wet AMD is choroidal neovascularization, which occurs when abnormal blood vessels grow beneath the macula, a region of retina which is needed for sharp, central vision. New blood vessels break through layers of the retinal tissue, leaking fluid, lipids and blood, leading to retina distortion and fibrous scarring, and often rapid loss of vision.

A member of the vascular endothelial growth factor (VEGF) family of proteins, VEGF-A, plays an important role in regulating the growth of abnormal new blood vessels and choroidal neovascularization in wet AMD, and inhibitors of VEGF-A are now standard of care treatments for the disease. The two leading commercially available VEGF-A inhibitors for the treatment of wet AMD are ranibizumab (Lucentis®) and aflibercept (Eylea®), with bevacizumab (Avastin®), a VEGF-A inhibitor used off-label for the treatment of wet AMD, accounting for approximately 46% of intravitreal injections for wet AMD administered worldwide. Lucentis® and Eylea® generate combined revenues annually in excess of US$12 billion, reflecting the prevalence of retinal disease worldwide and the importance of preserving and improving visual acuity for quality of life.

2022 Half-Year Report    /    1

D I R E C T O R S ’   R E P O R T   (C O N T.)

Although VEGF-A inhibitor therapies improve outcomes for many people with wet AMD, at least 45% of patients exhibit a suboptimal response to currently available therapies and still have further opportunity for visual acuity gain. As such, there remains a very large commercial opportunity for novel therapies that address the unmet medical need for wet AMD patients.

OPT-302: First investigational medicine targeting VEGF-C/D for wet AMD

Opthea is pioneering the first investigational medicine that targets VEGF-C and VEGF-D. VEGF-C and VEGF-D are members of the VEGF family that stimulate blood vessel growth and vascular leakage and are implicated in the progression of retinal diseases. VEGF-C and VEGF-D function independent of, but in parallel with, VEGF-A to drive these biological processes. In addition, treatment with VEGF-A inhibitors upregulates VEGF-C and VEGF-D levels, which can compensate for VEGF-A inhibition, which may represent an important mechanism of clinical resistance to anti-VEGF-A therapy.

Opthea is developing OPT-302 as a complementary treatment to be used in conjunction with VEGF-A inhibitors for the treatment of wet AMD and other retinal diseases. By combining administration of OPT-302 with a VEGF-A inhibitor, broader blockade of important signaling pathways that contribute to the pathophysiology of retinal diseases can be achieved, which may improve visual acuity and retinal swelling in patients. Furthermore, given the role that VEGF-C and VEGF-D may play in mediating resistance to VEGF-A inhibitors, OPT-302 combination therapy may result in both improved and more durable clinical responses.

The majority of agents currently in clinical development for wet AMD are seeking to reduce the frequency of patient treatments, rather than provide superior vision gains for those affected by retinal diseases. OPT-302 is a differentiated product in this development landscape, with a key objective to improve vision outcomes in patients. Our approach means we are complementary to, and not competitive with, the class of VEGF-A targeted therapies. By targeting a novel mechanism of action through VEGF-C and VEGF-D inhibition, OPT-302 is the most advanced product in clinical development with demonstrated potential to improve patient visual outcomes and tap into an expanding market opportunity of > US$12 billion per annum.

Opthea’s Phase 2b clinical data supports the hypothesis that combining OPT-302 with a VEGF-A inhibitor results in more complete and effective inhibition of angiogenesis and vascular leakage in eyes with wet AMD compared with VEGF-A alone. Statistically superior vision gains in patients with treatment-naïve wet AMD were achieved with the intravitreal combination of 2.0 mg OPT-302 and Lucentis® (+14.22 letters, p=0.0107), compared with standard of care, Lucentis® monotherapy (+10.84 letters), representing an additional and statistically superior +3.4 letter gain in the total patient population. Furthermore, an additional mean gain of +5.7 letters (p=0.0002) was observed in patients with minimally classic and occult lesions, lesion types that are typically more difficult to treat with standard of care anti-VEGF-A therapies and which represented approximately 80% of patients enrolled in the Phase 2b trial. The results of our Phase 2b clinical trial have informed the design and analysis strategy for our pivotal Phase 3 clinical development program which is now actively ongoing.

O P E R A T I O N A L   U P D A T E

Opthea is currently recruiting patients into two concurrent, global, multicenter, randomized, sham-controlled Phase 3 clinical trials referred to as “ShORe: Study of OPT-302 in combination with Ranibizumab” and “COAST: Combination OPT-302 with Aflibercept STudy”. Each trial will enroll approximately 990 treatment naïve patients and will investigate the mean change in best corrected visual acuity from baseline to week 52 for OPT-302 combination therapy administered on an every 4-week, and on an every 8-week, dosing cycle, compared to standard of care ranibizumab (Lucentis®) in the ShORe trial or aflibercept (Eylea®) in COAST. The ShORe and COAST Phase 3 trials build upon and maintain key features of our successful Phase 2b clinical trial of OPT-302 combination therapy for the treatment of wet AMD, while evaluating the administration of OPT-302 combination therapy over a longer treatment period and in a greater number of patients.

Patient enrollment into our Phase 3 trials was initiated in March 2021, and since that time we have continued to activate clinical trial sites and recruit patients in multiple countries globally. Opthea is now actively recruiting patients for participation in the Phase 3 program from all major geographical regions around the world. Our first sites to open were in the US and within months we reported the initiation of patient recruitment in Canada (August 2021), Europe (October 2021) and Asia-Pacific (October 2021). When fully activated, we expect over 200 clinical trial sites to participate in each of the ShORe and COAST studies respectively.

Over the next 12-18 months, the Company will continue to work with a global Clinical Trial Organization (CRO) to accelerate clinical trial activations and engagements with trial sites and investigators, activities which have been challenged in part by the COVID-19 pandemic and administrative delays, to identify eligible patients for enrollment into the ShORe and COAST trials. We expect to complete patient recruitment in the Phase 3 Clinical trials by mid-2023, with topline data to be reported when all patients complete the 52-week treatment period for the primary analysis. If the topline results at the completion of the primary efficacy phase are favorable, we intend to file for marketing approval for OPT-302 for the treatment of wet AMD in the United States, European Union and other territories.

Over the past 6 months, as the Phase 3 clinical trials have progressed, Opthea has increasingly focused on building the profile of the company globally, by expanding its operations and building a US-based team of senior executives and strengthening its Board with US-based directors. In January 2022, Ms. Judith Robertson stepped down as a non-executive member of the Opthea Board of Directors to become the Company’s first Chief Commercial Officer. As an accomplished commercial executive with an extensive track record for building, leading and launching several commercial organizations, Ms. Robertson’s move to the executive management team signaled the Company’s focus to prepare and position OPT-302 for commercialization. These efforts were further demonstrated by OPT-302 successfully

2    /    Opthea Limited

being granted Fast-Track designation by the FDA for the treatment of patients with wet AMD. The FDAs Fast-Track designation, granted in July 2021, acknowledges the significant unmet medical need in the management of wet AMD and offers benefits to expedite the Phase 3 clinical development program and subsequent potential approval process.

From a financial perspective, Opthea was pleased to announce receipt of a A$6.6m research and development (R&D) tax credit from the Australian Taxation Office in January 2022. The R&D Tax Incentive is an Australian Federal Government program under which companies can receive cash incentives for 43.5% of eligible R&D expenditure. On 1 February 2022, we announced the filing of a shelf registration statement on Form F-3 with the Securities Exchange Commission (SEC) in the US and the establishment of an ‘at the market’ (ATM) program.

In October 2021 Opthea announced the grant of a Chinese patent covering OPT-302. The Chinese patent covers OPT-302, pharmaceutical compositions comprising OPT-302, nucleic acid molecules that code for OPT-302, and the use of OPT-302 in the manufacture of preparations for the treatment of disorders associated with aberrant angiogenesis and/or lymphangiogenesis, including eye diseases such as wet AMD. The patent term in China extends to February 2034.

The granting of the Chinese patent covering OPT-302 aligns well with the Company’s strategy to further investigate OPT-302 as new treatment for retinal diseases in China and other Asian populations. In February 2022, Professor Gemmy Cheung from the Singapore Eye Research Institute presented data for OPT-302 in patients with polypoidal choroidal vasculopathy (PCV) at the Bascom Palmer Angiogenesis, Exudation and Degeneration conference. PCV is a subtype of AMD that is particularly prevalent among Asian populations and typically difficult-to-treat with standard of care VEGF-A inhibitors. As one of the most common forms of wet AMD globally, representing 60% of AMD in some Asian populations, PCV represents a large commercial opportunity for OPT-302. In a prespecified subgroup analysis of the Company’s Phase 2b clinical trial in wet AMD patients, OPT-302 combination therapy demonstrated a +6.7 letter comparative superiority to standard of care alone (p=0.0253). The +6.7 letter comparative superiority was also accompanied by a greater improvement in secondary vision and anatomical outcome measures at week 24.

Opthea’s Phase 3 ShORe and COAST trials will enroll a number of treatment naïve patients with PCV and additionally, further studies in Asian populations could be undertaken to investigate OPT-302’s potential to improve vision outcomes in this difficult-to-treat sub-type of wet AMD.

Intellectual Property

Opthea owns a patent family covering the OPT-302 molecule, and uses thereof, extending out to February 2034. This patent has been filed in 19 jurisdictions and been granted in the US, Europe (validated in 38 countries), Japan, China, South Korea, Canada, Israel, Australia, New Zealand, Indonesia, Malaysia, Singapore, Mexico, South Africa, Colombia and Russia. The patent application is currently pending in Brazil, India and the Philippines.

The US patent, which was granted in August 2017, includes broad claims to the OPT-302 molecule, and analogues thereof, and their use to treat disorders involving neovascularization, including eye diseases such as wet AMD and diabetic macular edema (DME).

In the US, Opthea has another granted patent relating to soluble VEGFR-3 molecules which includes composition of matter claims to soluble VEGFR-3 molecules (such as OPT-302) and extends out to November 2026.

Investor Relations

Over the past 6 months, Opthea has continued to raise the profile of the Company’s technology and Phase 3 clinical development program to both the international and local investment community. The Company regularly presents and meets with global institutional and retail investors through investor meetings and forums. In September 2021, Opthea presented at the H.C. Wainwright Ophthalmology Virtual Conference. In September 2021, Opthea participated in Citi’s 16th Annual BioPharma Virtual Conference, H.C. Wainwright’s Annual Healthcare Conference and the Oppenheimer Healthcare Fall Summit. In addition, Opthea met with investors virtually as part of the J.P. Morgan Conference activities in January 2022, and participated in the SVB Leerink Global Healthcare Conference in February 2022. In addition, Opthea either attended or presented to the clinical ophthalmology community at various industry-specific medical and clinical meetings, including Clinical Trials at the Summit (August 2021), Wills Eye Macula 2022 conference and the 19th Annual Bascom Palmer Angiogenesis meeting.

Subsequent Events

Other than on February 1, 2022, when Opthea announced the establishment of an At-the-Market Equity Program with Jefferies LLC, whereby the Company may offer and sell up to US$75 million of its Ordinary Shares in the form of American Depository Shares, from the end of the reporting period to the date of this report, no matter or circumstance has arisen which has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group.

2022 Half-Year Report    /    3

D I R E C T O R S ’   R E P O R T   (C O N T.)

I M P A C T   O F   C O V I D - 1 9

We are closely monitoring how the COVID-19 situation is affecting our employees, business, manufacturing, preclinical studies and clinical trials. In response to the COVID-19 pandemic, the Company followed the recommendations of the applicable State Government and when required, all of our employees transitioned to working remotely and travel was restricted. At this time there is significant uncertainty relating to the trajectory of the pandemic. The impact of related responses and disruptions caused by the COVID-19 pandemic may result in difficulties or delays in initiating, enrolling, conducting or completing future clinical trials and the Company incurring unforeseen costs as a result of the disruptions in clinical supply or clinical trial delays.

The impact of COVID-19 on our future results will largely depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in Australia, the US and other countries, business closures or business disruptions, the ultimate impact on financial markets and the global economy and the effectiveness of actions taken in Australia, the US and other countries to contain and treat the disease.

F U T U R E   D E V E L O P M E N T S

Opthea continues to advance the clinical development of OPT-302 to key clinical and commercial milestones through Phase 3 and commercial manufacturing activities, regulatory engagement and execution of the Company’s Phase 3 pivotal trials in wet AMD.

The key objectives of the Company over the next 12 months are to:

Wet AMD

•	Continue to recruit wet AMD patients globally for the Phase 3 ShORe and COAST clinical trials, including in the US, Europe, and Asia Pacific;

•	Continue to manufacture current Good Manufacturing Practice (cGMP), clinical grade OPT-302 for use in Phase 3 clinical trials;

•	Progress manufacturing activities to support commercial supply of OPT-302;

•	Progress activities to develop a co-formulation of OPT-302 with a biosimilar VEGF-A inhibitor; and

•	Publish outcomes of the Phase 2b wet AMD trial in a peer reviewed journal.

Corporate

•	Broaden Opthea’s geographical reach by continuing to build US-based operations;

•	Conduct activities that prepare OPT-302 for commercialization;

•	Ensure the global investment and pharmaceutical/ biotechnology community is aware of the commercial potential inherent in OPT-302; and

•	Prepare for various and all opportunities to advance further development of OPT-302 through investment out-reach and engagement with pharmaceutical/biotechnology companies in the sector.

On behalf of the Directors

/s/ Jeremy Levin
Jeremy Levin
Chairman

28 February 2022

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AUDITOR’S INDEPENDENCE DECLARATION

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Tower 2, Brookfield Place
123 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

Tel: +61 8 9365 7000 Fax: +61 8 9365 7001 www.deloitte.com.au

The Board of Directors

Opthea Limited

Suite 403, Level 4

650 Chapel Street

South Yarra VIC 3141

28 February 2022

Dear Board Members

Opthea Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Opthea Limited.

As lead audit partner for the review of the financial statements of Opthea Limited for the half year ended 31 December 2021, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i)	the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii)	any applicable code of professional conduct in relation to the review.

Yours sincerely

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

/s/ Vincent Snijders

Vincent Snijders

Partner

Chartered Accountant

2022 Half-Year Report    /    5

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

		31 December
	Note	2021 US$	2020 US$ (Restated)
Revenue		91,218	197,840
Other income		153,370	58,237
Research and development expenses		(31,819,649)	(13,778,940)
Administrative expenses		(5,189,807)	(3,838,723)
Share-based payments expense		(2,443,221)	(1,595,244)
Patent and intellectual property expenses		(36,847)	(73,165)
Occupancy expenses		(9,281)	(8.857)
Net foreign exchange (loss)/gain	5	(1,375,143)	(9,238,403)

Loss before income tax		(40,629,360)	(28,277,254)

Income tax benefit	6	2,916,601	2,546,983

Loss for period		(37,712,759)	(25,730,271)

Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Fair value gains on investments in financial assets		—	469,767
Other comprehensive income for the period		—	469,767

Total comprehensive loss for the period		(37,712,759)	(25,260,504)

Earnings per share for loss attributable for the ordinary equity holders of the parent:
Basic and diluted loss per share (cents)		(10.74)	(9.08)

Notes to the financial statements are included on pages 10 to 19. All amounts presented in respect of prior periods have been restated to reflect the change in presentation currency as set out in the accounting policies.

6    /    Opthea Limited

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2021

	Note	31 December 2021 US$	30 June 2021 US$
Current Assets
Cash and cash equivalents	7	88,273,668	118,193,177
Current tax receivable		2,916,601	4,972,898
Receivables		483,628	565,286
Prepayments	8	17,338,934	14,386,155

Total current assets		109,012,831	138,117,516

Non-current assets
Investments in financial assets	9	—	—
Plant and equipment		18,737	23,259
Right-of-use assets	10	46,926	93,852
Prepayments		141,240	174,541

Total non-current assets		206,903	291,652

Total assets		109,219,734	138,409,168

Current liabilities
Payables		8,311,435	2,501,518
Lease liabilities	11	67,250	112,965
Provisions		543,846	492,002

Total current liabilities		8,922,531	3,106,485

Non-current liabilities
Provisions		23,799	16,915
Total non-current liabilities		23,799	16,915

Total liabilities		8,946,330	3,123,400

Net assets		100,273,404	135,285,768

Equity
Contributed equity: ordinary shares	12	234,639,230	234,147,526
Accumulated losses		(161,836,741)	(124,123,982)
Reserves	13	27,470,915	25,262,224

Total equity		100,273,404	135,285,768

Notes to the financial statements are included on pages 10 to 19.

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

	Contributed equity US$	Pre-funded warrants US$	Share-based payments reserve US$	Fair value of investments reserve US$	FX translation reserve US$	Accumulated losses US$	Total equity US$
As at 1 July 2021	234,147,526	—	4,087,650	1,085,411	20,089,163	(124,123,982)	135,285,768
Loss for the period	—	—	—	—	—	(37,712,759)	(37,712,759)
Total comprehensive income and expense for the period	—	—	—	—	—	(37,712,759)	(37,712,759)
Recognition of share based payment	—	—	2,443,221	—	—	—	2,443,221
Issue of ordinary shares on conversion of LTIP	491,704	—	(234,530)	—	—	—	257,174
Balance as at 31 December 2021	234,639,230	—	6,296,341	1,085,411	20,089,163	(161,836,741)	100,273,404
As at 1 July 2020 (Restated)	113,852,364	—	3,116,080	551,409	5,827,605	(78,779,486)	44,567,972
Fair value gains on investments in financial assets	—	—	—	469,767	—	—	469,767
Loss for the period	—	—	—	—	—	(25,730,271)	(25,730,271)
Total comprehensive income and expense for the period	—	—	—	469,767	—	(25,730,271)	(25,260,504)
Recognition of share based payment	—	—	1,595,244	—	—	—	1,595,244
Issue of ordinary shares	105,477,591	—	—	—	—	—	105,477,591
Issue of pre-funded warrants	—	11,546,029	—	—	—	—	11,546,029
Exchange on conversion	—	—	114,632	1,789	14,261,558	—	14,377,979
Balance as at 31 December 2020 (Restated)	219,329,955	11,546,029	4,825,956	1,022,965	20,089,163	(104,509,757)	152,304,311

Notes to the financial statements are included on pages 10 to 19. All amounts presented in respect of prior periods have been restated to reflect the change in presentation currency as set out in the accounting policies.

8    /    Opthea Limited

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

	31 December
	2021 US$	2020 US$ (Restated)
Cash flows from operating activities
Interest received	100,757	163,856
Royalty and license income received	1,570	33,176
Grant income received	—	26,950
Payment of lease interest	(2,960)	(2,794)
Payments to suppliers, employees and for research and development and intellectual property costs (inclusive of GST)	(33,826,440)	(24,426,278)
Research and development tax incentive scheme credit received	4,972,898	5,699,649

Net cash flows (used in)/provided by operating activities	(28,754,175)	(18,505,441)

Cash flows from investing activities
Cash received on disposal of financial asset	—	670,973
Purchase of plant and equipment	(1,651)	(7,293)

Net cash flows (used in)/provided by investing activities	(1,651)	663,680

Cash flows from financing activities		—
Payment of lease liabilities	(45,714)	(57,779)
Net proceeds on issue of ordinary shares	—	105,477,591
Net proceeds on issue of pre-funded warrants	—	11,546,029
Cash received for ordinary shares issued on exercise of options	257,174	—

Net cash flows provided by financing activities	211,460	116,965,841

Net increase in cash and cash equivalents	(28,544,366)	99,124,080
Effect of foreign exchange rate changes	(1,375,143)	14,351,800
Cash and cash equivalents at beginning of the period	118,193,177	42,650,858

Cash and cash equivalents at end of the period	88,273,668	156,126,738

Notes to the financial statements are included on pages 10 to 19. All amounts presented in respect of prior periods have been restated to reflect the change in presentation currency as set out in the accounting policies.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

1.   C O R P O R A T E   I N F O R M A T I O N

The consolidated financial report of Opthea Limited (the Group) for the half-year ended 31 December 2021 was authorized for issue in accordance with a resolution of the directors on 28 February 2022.

Opthea Limited (the parent) is a company limited by shares incorporated in Australia whose ordinary shares are publicly traded on the Australian Securities Exchange (ASX) and whose American Depository Shares (ADSs) are listed on the NASDAQ.

2.   A D O P T I O N   O F   N E W   A N D   R E V I S E D   A U S T R A L I A N   A C C O U N T I N G   S T A N D A R D S

The half year condensed consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended June 30, 2021.

There were no changes in accounting policy during the half year December 31, 2021, nor did the introduction of new accounting standard led to any changes in measurement or disclosure in these financial statements.

The Group has not adopted any accounting standard that are issued but not yet effective. Significant accounting policies that summarize the measurement basis used and are relevant to an understanding of the financial statements are provided in the annual financial report.

3.   S I G N I F I C A N T   A C C O U N T I N G   P O L I C I E S

Basis of preparation

These condensed consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in United States Dollars, unless otherwise noted.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the company’s 2021 annual financial report for the financial year ended 30 June 2021. The accounting policies are consistent with Australian Accounting Standards and with International Financial Reporting Standards.

Change in presentation and functional currencies

Functional currency

An entity’s functional currency is the currency of the primary economic environment in which the entity operates. During the year ended June 30, 2021 the Group’s operations continued to move further towards being US dollar denominated and several other factors during the period have also contributed to the Group changing its functional currency during the year ended June 30, 2021, such as the completion of US initial public offering (IPO) and the NASDAQ listing in October 2020, opening a US subsidiary in May 2021 for a planned expansion into the US, and expanding the Board of Directors with the appointment of four US-based Directors. A significant element in the Group’s assessment to change the functional currency resulted from the significant increase in expenses denominated in US dollars relating to advanced clinical trials since the commencement of Phase 3 trials in March 2021. These changes, as well as the fact that the Group’s principal source of financing is now the US capital market and all of the Group’s budgeting and planning is conducted solely in dollars led to the Directors determining that US dollar (US$) best represents the currency of the primary economic environment in which the entity now operates. Accordingly, the Group changed its functional currency from Australian dollar (A$) to US dollar (US$) effective January 1, 2021.

The change in functional currency has been applied prospectively with effect from January 1, 2021 in accordance with the requirements of the Accounting Standards. To give effect in functional currency, the assets and liabilities of the Group were converted into US dollars at a fixed exchange rate of US$1:A$1.2973.

10    /    Opthea Limited

Presentation Currency

Following the change in functional currency, the Group changed its presentation currency from Australian dollars (A$) to US$. The change in presentation currency to better reflect the Group’s business activities and to enhance access to US capital markets. Prior to the change, the Group reported its financial statements in Australian dollars (A$).

A change in presentation currency is a change in accounting policy which is accounted for retrospectively. In making this change in presentation currency, the Group followed the requirements set out in AASB 121 The Effects of Changes in Foreign Exchange Rates. As required by AASB 121, the consolidated statement of profit and loss and other comprehensive income and the consolidated statement of cash flows for each period have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rates prevailing at the consolidated statement of financial position dates. Shareholders’ equity transactions have been translated using the rates of exchange in effect as of the dates of various capital transactions. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Group’s results as if they had been historically reported in US$ and the effect on the consolidated financial statements resulted in an addition to the foreign currency translation reserve of US$14.5 million at December 31, 2020.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from the development expenditure on an internal project will only be recognized when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

As of December 31, 2020, the Group is in the research phase and has not capitalized any development costs to date.

Income tax

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period’s taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Research and development tax incentive

The Research and Development (R&D) Tax Incentive Scheme is an Australian Federal Government program under which eligible companies with annual aggregated revenue of less than A$20 million can receive cash amounts equal to 43.5% of eligible research and development expenditures from the Australian Taxation Office (ATO). The R&D Tax Incentive Scheme relates to eligible expenditure incurred in Australia and, under certain circumstances, overseas on the development of the Group’s lead candidate, OPT-302. The R&D tax incentive is applied annually to eligible expenditure incurred during the Group’s financial year following annual application to AusIndustry, an Australian governmental agency, and subsequent filing of its Income Tax Return with the ATO after the financial year end. The Group estimates the amount of R&D tax incentive after the completion of the financial year based on eligible Australia and overseas expenditures incurred during that year. The Group has presented incentives in respect of the R&D Tax Incentive Scheme within income tax benefit in the Statement of Profit or Loss and Other Comprehensive Income by analogizing with AASB 112 “Income Taxes”.

Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets.

2022 Half-Year Report    /    11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2021 (CONT.)

Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate is determined using market yields on bonds with similar terms to maturity. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate).

Leases of low-value assets

For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as photo copiers and telephones), the Group has opted to recognize a lease expense on a straight-line basis as permitted by AASB 16. This expense is presented within “administrative expenses” in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

Comparatives

The comparative period has been restated due to the change in presentation currency.

4. O P E R A T I N G   S E G M E N T S

The Group operates in one industry and two geographical areas, those being the biotechnology and healthcare industry and Australia and United States of America, respectively.

The Group is focused primarily on developing a novel therapy for the treatment of highly prevalent and progressive retinal diseases.

The chief executive officer regularly reviews entity wide information that is compliant with Australian Accounting Standards. There is only one segment for segment reporting purposes, and the information reviewed by the chief executive officer for the purpose of resources allocation and performance assessment is the same as the information presented in the consolidated financial statements.

The Group’s only revenue stream in the current half-year is royalty income generated from licenses granted in respect of the Group’s intellectual property that are unrelated to the Group’s core business and the development of OPT-302 and that are not under development. These licenses are primarily used by third-party licensees for research purposes. All of the royalty income for the half-year ended 31 December 2021 of $45,048 (31 December 2020: $31,288) was generated from customers based outside Australia. The Group does not have any major customers. All property, plant and equipment is located in Australia.

12    /    Opthea Limited

5. N E T   F O R E I G N   E X C H A N G E   (L O S S) / G A I N

	2021 US$	2020 US$ (Restated)
Net foreign exchange (losses)/gains	(1,375,143)	(9,238,403)

	(1,375,143)	(9,238,403)

6. I N C O M E   T A X

A reconciliation between tax benefit and the product of accounting loss before income tax multiplied by the Group’s applicable income tax rate is as follows:

	2021 US$	2020 US$ (Restated)
Accounting loss before tax	(40,629,360)	(28,277,254)
At the parent entity’s statutory income tax rate of 30% (2020:27.5%)	12,188,808	7,776,245
Research and development tax incentive on eligible expenses	2,916,601	2,546,983
Non-deductible R&D expenditure	(2,011,449)	(1,635,517)
Other non-deductible expenses – share based payment expense	(732,966)	(447,983)
Amount of temporary differences and carried forward tax losses not recognized	(9,444,393)	(5,692,745)
Income tax benefit reported in the Statement of Profit or Loss and Other Comprehensive Income	2,916,601	2,546,983

7. C A S H   A N D   C A S H   E Q U I V A L E N T S

	31 December 2021 US$	30 June 2021 US$
For the purpose of the half-year statement of cash flows, cash and cash equivalents are comprised of the following:
Cash at bank and in hand	6,642,804	15,538,510
Short-term deposits	81,630,864	102,654,667

	88,273,668	118,193,177

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are with major Australian banks and are made for varying periods of between 90 days and 96 days, depending on the immediate cash requirements of the Group, and earn interest at a fixed rate for the respective short-term deposit periods. At period end, the average rate was 0.22% (2020 half-year: 0.36%).

2022 Half-Year Report    /    13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2021 (CONT.)

8.    P R E P A Y M E N T S

	31 December 2021 US$	30 June 2021 US$
R&D Contract Research Organization	14,661,943	12,551,398
Insurance	2,649,328	1,820,059
Other prepayments	27,663	14,698

	17,338,934	14,386,155

9.    N O N – C U R R E N T   A S S E T S – I N V E S T M E N T S   I N   F I N A N C I A L   A S S E T S

Listed investments	Ownership interest %	Fair value at period end [1] US$	Disposals US$	Fair value gain/(loss) recognized in OCI US$	Opening fair value US$
31 December 2021
Non-current investments
Total listed investments		—	—	—	—
30 June 2021
Optiscan Imaging Ltd	—%	—	(669,184)	469,767	199,417

Total listed investments		—	(669,184)	469,767	199,417

1.	The fair value represents the share (bid) price at period end, and does not include any capital gains tax or selling costs that may be applicable on the disposal of these investments.

Non-current investments in listed shares (which are not associates) are designated and accounted for as investments in financial assets pursuant to AASB 9.

14    /    Opthea Limited

10.    R I G H T   O F   U S E   A S S E T S

	31 December 2021 US$	30 June 2021 US$
Right-of-use asset cost
Opening balance	281,554	251,189
Additions	—	—
Exchange on translation	—	30,365
	281,554	281,554
Accumulated depreciation
Opening balance	(187,702)	(83,729)
Charge for the period	(46,926)	(91,656)
Exchange on translation	—	(12,317)
	(234,628)	(187,702)

Net carrying amount	46,926	93,852

The Group leases its main office accommodation for employees. The term of the lease is three years and is the renewal of a lease for the same premises that expired on 15 July 2019. The lease does not include the option to extend the term of the lease on expiry.

The maturity analysis of lease liabilities is presented in note 11.

	2021 US$	2020 US$
		(Restated)
Amounts recognized in profit or loss
Depreciation expense on right-of-use asset	46,926	69,197
Lease finance costs	2,960	3,556
Expense relating to leases of low value assets	9,669	4,835

	59,555	77,588

2022 Half-Year Report    /    15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2021 (CONT.)

11.    L E A S E   L I A B I L I T I E S

	31 December 2021 US$	30 June 2021 US$
Carrying amount at 1 July	112,965	182,290
New Lease	—	—
Payments	(45,715)	(69,325)

Carrying amount at 31 December/30 June	67,250	112,965

Maturity analysis:
Year 1	73,170	124,495
Year 2	—	—
	73,170	124,495
Less: unearned interest	(5,920)	(11,530)

	67,250	112,965

Analyzed into:
Current portion	67,250	112,965
Non-current portion	—	—

	67,250	112,965

16    /    Opthea Limited

12.    CONTRIBUTED EQUITY

	31 December 2021 US$	30 June 2021 US$
(a) Ordinary shares
Issued and fully paid at 31 December/30 June	234,639,230	234,147,526
Movement in ordinary shares:
Opening balance	234,147,526	113,852,364
Issue of shares on exercise of options granted under the LTIP	491,704	3,271,542
Issue of shares on exercise of pre-funded warrants net of issuance costs $1,099,412	—	11,546,029
Issue of shares in a US initial public offering and NASDAQ listing	—	105,477,591

	234,639,230	234,147,526

Ordinary shares on issue:	No:	No:
Opening balance	351,003,541	269,157,769
Issue of shares in a placement	—	—
Issue of shares on exercise of options granted under the LTIP	935,739	5,845,804
Issue of shares on exercise of pre-funded warrants	—	7,493,568
Issue of shares on NASDAQ listing	—	68,506,400

	351,939,280	351,003,541

Issued capital of ordinary shares at 31 December 2021 amounted to $234,639,230 (351,939,280 fully paid ordinary shares) net of share issue costs and tax.

	31 December	30 June
	2021	2021
	US$	US$
(b) Pre-funded warrants
Movement in pre-funded warrants:
Opening balance	—	—
Issue of pre-funded warrants in a US Initial public offering	—	12,645,441
Cost of issue of pre-funded warrants	—	(1,099,412)
Issue of shares on exercise of pre-funded warrants	—	(11,546,029)
	—	—
Pre-funded warrants on issue:	No:	No:
Opening balance	—	—
Issue of pre-funded warrants in a US initial public offering	—	7,493,600
Exercise of pre-funded warrants	—	(7,493,568)
Forfeiture on exercise	—	(32)
	—	—

The Company issued 7,493,600 pre-funded warrants for US$11,546,029 net of issue costs in respect of a US initial public offering. The pre-funded warrants are unquoted, have no voting or dividend rights attached and are exercisable to ADSs at an exercise price of US$0.00001 per pre-funded warrant on a one for one basis with no expiry date. During the year ended June 30, 2021 all pre-funded warrants were exercised converting to ADS’s.

2022 Half-Year Report    /    17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2021 (CONT.)

13.    R E S E R V E S

	31 December 2021 US$	30 June 2021 US$
Fair value of investments reserve [1]	1,085,411	1,085,411
Share-based payments reserve [2]	6,296,341	4,087,650
Foreign currency translation reserve[3]	20,089,163	20,089,163

Total reserves	27,470,915	25,262,224

1. Movement in fair value of investments reserve:
Opening balance	1,085,411	551,409
Fair value gains on investments in financial assets	—	469,767
Exchange on translation	—	64,235

Closing balance	1,085,411	1,085,411

2. Movement in share-based payments reserve:
Opening balance	4,087,650	3,116,080
Share-based payments expense	2,443,221	3,897,638
Exercise of options	(234,530)	(3,271,542)
Exchange on translation	—	345,474

Closing balance	6,296,341	4,087,650

3. Movement in foreign currency translation reserve:
Opening balance	20,089,163	5,827,605
(Gains)/loss on translation	—	14,261,558

Closing balance	20,089,163	20,089,163

1.	Fair value of Investments reserve: This reserve records fair value changes on listed investments.
2.	Share-based payment reserve: This reserve is used to record the value of equity benefits provided to executives and employees as part of their remuneration.
3.	Foreign currency translation reserve: The reserve records the value of foreign currency movements on translation of financial statements from A$ to US$.

18    /    Opthea Limited

14.    C O M M I T M E N T S

The Company has entered into research and development contracts with various third parties in respect of the manufacture of clinical grade OPT-302 and services for the Phase 3 wet AMD clinical trials. Expenditure commitments relating to these and intellectual property license agreements are payable as follows:

	31 December 2021 US$	30 June 2021 US$
Within one year	45,036,888	26,377,778
After one year but not more than five years	4,048,790	2,347,060
After more than five years	—	—

	49,085,678	28,724,838

15.    E V E N T S   S U B S E Q U E N T   T O   R E P O R T I N G   D A T E

On February 1, 2022 Opthea announced the establishment of At-the-Market Equity Program with Jefferies LLC, whereby the Company may offer and sell up to US$75 million of its Ordinary Shares in the form of American Depository Shares.

Besides the above mentioned no other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

2022 Half-Year Report    /    19

FORWARD LOOKING STATEMENTS

Certain statements in this report may contain forward-looking statements, including within the meaning of the US Private Securities Litigation Reform Act of 1995. Any statement describing Company goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement, including, but not limited to, the key objectives of the Company as described under “Future Developments”. Such statements are based on Opthea’s current plans, objectives, estimates, expectations, and intentions and are subject to certain risks and uncertainties, including risks and uncertainties associated with clinical trials and product development and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in Opthea’s Annual Report on Form 20-F filed with the SEC on 28 October 2021.

The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this report. Actual results could differ materially from those discussed in this report.

20    /    Opthea Limited

DIRECTORS’ DECLARATION

The Directors declare that:

(a)	in the Directors’ opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(b)

in the Directors’ opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity.

Signed in accordance with a resolution of the Directors made pursuant to s.303(5) of the Corporations Act 2001.

On behalf of the Directors

/s/ Jeremy Levin
Jeremy Levin
Chairman

Melbourne, 28 February 2022

2022 Half-Year Report    /    21

INDEPENDENT AUDITOR’S REVIEW REPORT

Deloitte Touche Tohmatsu

ABN 74 490 121 060

Tower 2, Brookfield Place

123 St Georges Terrace

Perth WA 6000

GPO Box A46

Perth WA 6837 Australia

Tel: +61 8 9365 7000

Fax: +61 8 9365 7001

www.deloitte.com.au

Independent Auditor’s Review Report to the members of Opthea Limited

Report on the Half-Year Financial Report

Conclusion

We have reviewed the half-year financial report of Opthea Limited (the “Company”) and its subsidiaries (the “Group”), which comprises the condensed consolidated statement of financial position as at 31 December 2021, and the condensed consolidated statement of profit or loss and other comprehensive income, the condensed consolidated statement of cash flows and the condensed consolidated statement of changes in equity for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration as set out on pages 6 to 21.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Opthea Limited is not in accordance with the Corporations Act 2001, including:

(a)	giving a true and fair view of the Group’s financial position as at 31 December 2021 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Half-year Financial Report section of our report. We are independent of Opthea Limited in accordance with the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor’s review report.

Change in accounting policy

We draw attention to Note 3 to the half-year financial report, which indicates that the Company has changed its functional and presentation currency from Australian dollar to US dollar. The change in functional currency is as of 1 January 2021. The change in presentation currency has been retrospectively applied in the half-year financial report.

Liability limited by a scheme approved under Professional Standards Legislation

Member of Deloitte Asia Pacific Limited and the Deloitte organisation.

22    /    Opthea Limited

Directors’ Responsibilities for the Half-year Financial Report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities for the Review of the Half-year Financial Report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2021 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

/s/ Vincent Snijders

Vincent Snijders

Partner

Chartered Accountants

Perth, 28 February 2022

2022 Half-Year Report    /    23

CORPORATE INFORMATION

COMPANY

Opthea Limited

ABN 32 006 340 567

DIRECTORS

Jeremy Levin

Non-Executive Director and Chairman

Megan Baldwin

Managing Director and Chief Executive Officer

Michael Sistenich

Non-Executive Director

Lawrence Gozlan

Non-Executive Director

Daniel Spiegelman

Non-Executive Director

Julia Haller

Non-Executive Director

COMPANY SECRETARY

Karen Adams

BBus, CPA GAICD,FGIA FCG

REGISTERED OFFICE

Level 4, 650 Chapel Street

South Yarra, Victoria 3141

PRINCIPAL ADMINISTRATIVE OFFICE

Level 4, 650 Chapel Street

South Yarra, Victoria 3141

www.opthea.com

Telephone: +61 (3) 9826 0399

BANKERS

Commonwealth Bank of Australia

Melbourne, Victoria

AUDITORS

Deloitte Touche Tohmatsu

Tower 2, Brookfield Place

123 Georges Terrace

Perth WA 6000

SOLICITORS

Gilbert and Tobin

101 Collins Street

Melbourne, Victoria 3000

SHARE REGISTER

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford, Victoria 3067

Telephone: +61 (3) 9415 4000 or

   1300 850 505 (within Australia)

STOCK EXCHANGE LISTING

Opthea Limited’s shares are quoted on the Australian Securities Exchange Limited ASX (code: OPT).

Opthea Limited ADS are quoted on the US Securities and Exchange Commission (SEC) NASDAQ (code: OPT).

www.colliercreative.com.au #OPT0031

OPTHEA opthea.com